06007525

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

OBM APPROVAL	
OMB NUMBER	3235-0123
EXPIRES:	January 31, 2007
Estimated average burden hours per response:	..........12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27640

AB 4/1/06

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 There under

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Countrywide Securities Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4500 Park Granada
(No. and Street)

Calabasas (City) California (State) 91302 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven E. Hively (818) 225-3574
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLC

355 South Grand Avenue, Suite 2000 (Address) Los Angeles (City) California (State) 90071-1568 (Zip Code)

PROCESSED
JUN 08 2006
THOMSON
FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven E. Hively swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Countrywide Securities Corporation, as of 31-Dec, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

KATHERINE A. IANIRO
Commission # 1590537
Notary Public - California
Los Angeles County
My Comm. Expires Jun 27, 2009

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

Countrywide®

SECURITIES CORPORATION

(A Wholly Owned Subsidiary of Countrywide Capital Markets, Inc.)

Consolidated Financial Statements and Supplementary Information

December 31, 2005

(With Independent Auditors' Report Thereon)

COUNTRYWIDE SECURITIES CORPORATION AND SUBSIDIARY
(A Wholly Owned Subsidiary of Countrywide Capital Markets, Inc.)

Table of Contents

KPMG

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Board of Directors
Countrywide Securities Corporation:

We have audited the accompanying consolidated statement of financial condition of Countrywide Securities Corporation and subsidiary (the Company), a wholly owned subsidiary of Countrywide Capital Markets, Inc., as of December 31, 2005, and the related consolidated statements of earnings, changes in stockholder's equity, changes in subordinated borrowings, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Countrywide Securities Corporation and subsidiary as of December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

KPMG LLP

February 27, 2006

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2006

COUNTRYWIDE SECURITIES CORPORATION AND SUBSIDIARY
(A Wholly Owned Subsidiary of Countrywide Capital Markets, Inc.)

Consolidated Statement of Financial Condition

December 31, 2005

(Dollars in thousands)

Assets		
Cash	$	7,743
Cash segregated in compliance with federal regulations		89,600
Securities purchased under agreements to resell		19,390,293
Receivables from broker/dealers and clearing organizations		4,988,059
Receivables from customers		296,839
Trading securities owned, at fair value ($668,189 pledged as collateral)		10,729,482
Memberships in exchanges, at cost (market value $1,221)		686
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $10,483		17,691
Deferred tax assets, net		55,232
Due from affiliates		3,065
Other assets		178,724
Total assets	$	35,757,414
Liabilities and Stockholder's Equity		
Payables to broker/dealers and clearing organizations	$	652,717
Payables to customers		138,624
Trading securities sold, not yet purchased, at fair value		2,260,987
Securities sold under agreements to repurchase		31,028,538
Accounts payable and accrued liabilities		301,145
Intercompany income taxes payable		146,662
Due to affiliates		174,309
Total liabilities		34,702,982
Commitments and contingencies		
Stockholder's equity:		
Capital stock – no par value. Authorized 100,000 shares; issued and outstanding 30 shares		288
Additional paid-in capital		165,940
Accumulated other comprehensive loss – foreign currency translation adjustment		(603)
Retained earnings		888,807
Total stockholder's equity		1,054,432
Total liabilities and stockholder's equity	$	35,757,414

See accompanying notes to consolidated financial statements.

COUNTRYWIDE SECURITIES CORPORATION AND SUBSIDIARY

(A Wholly Owned Subsidiary of Countrywide Capital Markets, Inc.)

Consolidated Statement of Earnings

Year ended December 31, 2005

(Dollars in thousands)

Revenues:		
Securities trading	$	(67,993)
Underwriting activities		240,388
Conduit management fees		211,575
Interest earned		1,823,240
Other income		6,651
		2,213,861
Expenses:		
Employee compensation and benefits		230,299
Interest expense		1,587,707
Clearance fees		6,182
Occupancy and equipment		4,065
Communications and data processing		9,803
Other expenses		40,752
		1,878,808
Earnings before income taxes and cumulative effect of change in accounting principle		335,053
Provision for income taxes		137,169
Earnings before cumulative effect of change in accounting principle		197,884
Cumulative effect of change in accounting principle (note 2(l))		(8,540)
Net earnings	$	189,344

See accompanying notes to consolidated financial statements.

COUNTRYWIDE SECURITIES CORPORATION AND SUBSIDIARY

(A Wholly Owned Subsidiary of Countrywide Capital Markets, Inc.)

Consolidated Statement of Changes in Stockholder's Equity

Year ended December 31, 2005

(Dollars in thousands)

		Common stock	Paid-in capital	Accumulated other comprehensive loss – foreign currency translation adjustment	Retained earnings	Total comprehensive income	Total stockholder's equity
Balances at December 31, 2004	$	288	157,400	43	699,463	699,506	857,194
Change in foreign currency translation adjustment		—	—	(646)	—	(646)	(646)
Noncash capital contribution (note 2(l))		—	8,540	—	—	—	8,540
Net earnings		—	—	—	189,344	189,344	189,344
Balances at December 31, 2005	$	288	165,940	(603)	888,807	888,204	1,054,432

See accompanying notes to consolidated financial statements.

COUNTRYWIDE SECURITIES CORPORATION AND SUBSIDIARY
(A Wholly Owned Subsidiary of Countrywide Capital Markets, Inc.)

Consolidated Statement of Changes in Subordinated Borrowings

Year ended December 31, 2005

(Dollars in thousands)

Subordinated borrowings at December 31, 2004	$	—
Increases:		
Issuance of subordinated notes		—
Decreases:		
Payment of subordinated notes		—
Subordinated borrowings at December 31, 2005	$	—

See accompanying notes to consolidated financial statements.

COUNTRYWIDE SECURITIES CORPORATION AND SUBSIDIARY

(A Wholly Owned Subsidiary of Countrywide Capital Markets, Inc.)

Consolidated Statement of Cash Flows

Year ended December 31, 2005

(Dollars in thousands)

Cash flows from operating activities:		
Net earnings	$	189,344
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Cumulative effect of change in accounting principle		8,540
Depreciation and amortization		3,452
Deferred tax benefit		(9,463)
Increase in cash segregated in compliance with federal regulations		(28,423)
Increase in securities purchased under agreements to resell		(7,134,690)
Increase in receivables from broker/dealers and clearing organizations		(2,671,821)
Decrease in receivables from customers		59,000
Decrease in trading securities owned, at market value		755,126
Increase in memberships in exchange		(311)
Increase in due from affiliates		(3,065)
Increase in other assets		(20,039)
Increase in payables to broker/dealers and clearing organizations		444,547
Decrease in payables to customers		(245,361)
Decrease in trading securities sold, not yet purchased, at market value		(651,633)
Increase in securities sold under agreements to repurchase		9,049,957
Increase in accounts payable and accrued liabilities		57,916
Increase in intercompany income taxes payable		146,662
Increase in due to affiliates		62,114
Net cash provided by operating activities		11,852
Cash flows for investing activities:		
Purchase of furniture, equipment, and leasehold improvements		(7,549)
Net cash used in investing activities		(7,549)
Foreign currency translation adjustment		(646)
Increase in cash		3,657
Cash at beginning of year		4,086
Cash at end of year	$	7,743
Supplemental disclosure of cash flow information:		
Interest paid	$	1,580,039
Taxes paid		30
Supplemental disclosure of noncash financing activity:		
Noncash capital contribution (note 2(l))	$	8,540

See accompanying notes to consolidated financial statements.

(1) Organization and Nature of Business

(a) Organization

Countrywide Securities Corporation (the Company) is a California corporation that is a wholly owned subsidiary of Countrywide Capital Markets, Inc. (the Parent), which in turn is a wholly owned subsidiary of Countrywide Financial Corporation, Inc. (CFC). The Company has a wholly owned subsidiary, Countrywide Capital Markets Asia Ltd. (the Subsidiary), that is incorporated in the Cayman Islands.

(b) Nature of Business

The Company is a broker/dealer registered with the Securities and Exchange Commission (SEC), is a member of the National Association of Securities Dealers, Inc. (NASD), and is an authorized counterparty (primary dealer) with the Federal Reserve Bank of New York in the performance of its open market operations. The Company trades mortgage-backed securities (MBS), U.S. government securities, and other fixed income securities with broker/dealers, institutional investors, and affiliates.

The Subsidiary is a securities dealership regulated by the Financial Services Agency, is a member of the Japanese Securities Dealers Association and the Japanese Investor Protection Fund, and maintains a sales office in Tokyo, Japan. The Subsidiary offers U.S. mortgage and government securities for sale to non-U.S. major financial institutions in Japan and other Asian countries.

(2) Significant Accounting Policies

(a) Basis of Presentation

The consolidated financial statements include the accounts of the Company and the Subsidiary. The Company is engaged in a single line of business as a securities broker/dealer, which comprises several classes of services, including principal transactions, agency transactions, and underwriting new issuances of securities. All material intercompany balances and transactions are eliminated in consolidation.

(b) Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include valuation of trading securities owned and accrued liabilities for guarantees. Actual results could differ from those estimates.

(Continued)

(c) ***Securities Transactions***

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement-date basis with income and expenses reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the consolidated statement of financial condition. Trading securities are carried at fair value.

(d) ***Securities Purchased under Agreements to Resell and Securities Sold under Agreements to Repurchase***

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements) or sales of securities under agreements to repurchase (repurchase agreements) are recorded at their contractual amounts plus accrued interest and are accounted for as secured borrowings except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under reverse repurchase agreements. Collateral is valued daily and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. These instruments are collateralized principally by mortgage-backed securities and government agency securities and generally have terms ranging from overnight to one year. The Company reports reverse repurchase agreements and repurchase agreements net by counterparty, when applicable, pursuant to FASB Interpretation 41, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements* (FIN 41). Excluding the impact of FIN 41, reverse repurchase agreements had a carrying amount of $29,526,564,000 and repurchase agreements had a carrying amount of $42,910,999,000.

At December 31, 2005, the fair value of the collateral accepted related to reverse repurchase agreements was $28,300,597,000, of which $2,551,810,000 was sold and $25,748,787,000 was repledged. Collateral pledged where the secured party does not have the right to sell or repledge such collateral is included in securities purchased under agreements to resell and had a fair value of $16,515,905,000 at December 31, 2005.

(e) ***Securities-Lending Activities***

Securities borrowed and securities loaned are recorded based upon the amount of cash collateral advanced or received. Securities borrowed transactions facilitate the settlement process and require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral. The amount of collateral required to be deposited for securities borrowed, or received for securities loaned, is an amount generally in excess of the fair value of the applicable securities borrowed or loaned. The Company monitors the fair value of securities borrowed and loaned, with additional collateral obtained or excess collateral received, when deemed appropriate. Securities borrowed and securities

(Continued)

loaned are included in receivables from and payables to broker/dealers and clearing organizations in the consolidated statement of financial condition. The Company reports securities borrowed and securities loaned net by counterparty, when applicable, pursuant to FASB Interpretation 39, *Offsetting Amounts Related to Certain Contracts* (FIN 39). Excluding the impact of FIN 39, securities borrow contracts had a carrying amount of $6,487,076,000 at December 31, 2005.

At December 31, 2005, the fair value of the collateral accepted related to securities borrowed was $6,351,506,000, of which $2,205,612,000 was sold and $4,145,894,000 was repledged. Collateral pledged where the secured party does not have the right to sell or repledge such collateral is included in securities borrowed and had a fair value of $664,575,000 at December 31, 2005.

(f) *Collateral*

The Company reports assets it has pledged as collateral in secured borrowing and other arrangements as trading securities owned, at fair value, when the secured party cannot sell or repledge the assets. All trading securities pledged as collateral to counterparties where the counterparty has the right, by contract or custom, to sell or repledge the securities are included in trading securities owned, at fair value, pledged as collateral, as required by SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a Replacement of FASB Statement No. 125.*

(g) *Trading Gains and Losses*

The Company buys, sells, and holds securities for trading purposes and to facilitate customer activity. Trading gains and losses arising from these buys and sells, as well as unrealized gains and losses arising from changes in the market value of trading inventory, are recorded net in gains and losses on principal transactions. All trading gains and losses associated with securities trading are recorded in the consolidated statement of earnings on the trade date.

(h) *Underwriting Income*

Revenue earned is recognized on the settlement date of the respective underwritten transactions.

(i) *Translation of Foreign Currencies*

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at rates of exchange in effect at the time transactions occur. Gains or losses resulting from foreign currency transactions are included in net earnings.

(j) *Depreciation*

Depreciation is provided on a straight-line basis using estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

(Continued)

(k) ***Exchange Memberships***

The Company's exchange memberships, which represent ownership interests in the exchanges and provide the Company with the right to conduct business on the exchanges, are recorded at cost or, if other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. Management believes that no such impairment existed before or at December 31, 2005 and the exchange memberships are recorded at cost.

(l) ***Income Taxes and Change in Accounting Principle***

The Company uses the balance sheet method in its accounting for income taxes. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax basis of assets and liabilities, and recognizes enacted changes in tax rates and laws. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

Effective January 1, 2005, the Company and CFC entered into a new Income Tax Allocation Agreement (the Tax Agreement) for 2005 and any subsequent year. The Tax Agreement sets forth an agreement between the Company and CFC in filing a consolidated federal income tax return and various combined or consolidated state income tax or franchise tax returns. The Company pays CFC an amount equal to the lesser of the income tax liability that the Company would have paid if they filed a separate income tax return or the marginal increase in tax liability resulting from the Company's inclusion in the combined or consolidated income tax returns. The Tax Agreement provides for settlement via recordation through the intercompany account.

The prior tax allocation required that the Company recognize tax expense or benefit based on the Company's financial statement income or loss at the effective tax rate of CFC's consolidated group. CFC's policy required intercompany settlement (recordation through the intercompany account) of the aggregate of all current and deferred taxes as current items in the month that the financial statement expense or benefit was recognized; thus, the Company had no deferred tax assets or liabilities.

The change in the tax allocation was made in order to provide results that better reflect the operations of the Company on a stand-alone basis. The effect of the change was to decrease net earnings by $8,540,000, which reflects the change in income tax expense as if the new Tax Agreement was in force from the inception of the Company through December 31, 2004. This same amount was recorded as a noncash capital contribution, reflecting forgiveness of intercompany liabilities associated with the cumulative change in current income taxes for periods prior to January 1, 2005. In addition, a net deferred tax asset of $45,768,000 was recorded, which reflects the cumulative deferred taxes of the Company from inception through December 31, 2004.

Management believes that a valuation reserve is not required for any of the Company's deferred tax assets since it is more likely than not that these assets will be realized either through carry back to the Company's taxable income in prior years or as a result of future taxable income of the Company and CFC's consolidated group, including reversals of existing temporary differences.

(Continued)

(m) *Stock-Based Compensation*

CFC has stock compensation plans (the Plans) that provide for the granting of both qualified and nonqualified options and shares of restricted stock to employees and directors of the Company. Stock options are generally granted at the average market price of CFC's common stock on the date of grant and are exercisable beginning one year from the date of grant and expire up to ten years from the date of grant. Stock options generally vest over a period of three to four and one half years.

Stock option transactions for the Company under the Plans were as follows:

	Number of shares		Weighted average exercise price
Outstanding options at beginning of year	2,198,306	$	18.41
Options granted	846,393		32.60
Options exercised	554,647		17.78
Options expired, canceled, or transferred	61,626		23.79
Outstanding options at end of year	2,428,426	$	23.39
Options exercisable at end of year	1,436,955	$	24.63

Outstanding stock options under the Plans as of December 31, 2005 are summarized below:

	Outstanding options				Exercisable options		
Exercise price range	Weighted average remaining contractual life (years)	Number		Weighted average	Number		Exercise price
$ 3.90 – 7.79	1.0	12,000	$	6.28	12,000	$	6.28
7.80 – 11.69	5.6	409,652		9.86	307,622		9.92
11.70 – 15.58	7.1	534,102		13.81	167,801		13.86
15.59 – 19.48	7.4	166,691		18.98	65,186		18.98
31.17 – 35.06	3.8	1,305,981		32.26	884,346		32.45
		2,428,426	$	23.39	1,436,955	$	24.63

Restricted stock of CFC is awarded to employees and directors at no cost and generally vests over a one- or three-year period. Unvested restricted shares may not be sold by the grantee. However, share grantees are entitled to vote on shareholder proposals and receive dividends on the unvested shares.

The Company accounts for stock-based compensation under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. CFC generally grants stock options for a fixed number of shares with an exercise price equal to the fair value of the shares at the date of grant to eligible employees. Through December 31, 2005, the Company recognized compensation expense related to its stock option plans

only to the extent that the fair value of the shares at the grant date exceeds the exercise price. Through December 31, 2005, no compensation expense related to these stock options has been recognized in earnings, as all options granted under the Plans had an exercise price equal to the market value of the underlying common stock on the date of the grant.

The following table illustrates the effect on net earnings if the Company had applied the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, to stock-based compensation for the year ended December 31, 2005 (dollars in thousands):

Net earnings, as reported	$	197,884
Deduct total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects		(6,840)
Pro forma net earnings	$	191,044

Beginning in the second quarter of 2005, CFC began using a variant of the Black-Scholes-Merton optionpricing model that takes into account enhanced estimates of employee tenure and exercise experience to estimate the fair value of the options. For purposes of this pro forma disclosure, the fair value of each option grant is amortized to periodic compensation expense over the options' vesting period.

On April 1, 2005, eligible employees were granted options to purchase 846,393 shares of CFC's common stock at the average market price on that date. These options fully vested when granted and became exercisable on May 1, 2005. As a result of this vesting provision, the pro forma expense associated with the entire stock option grant amounting to $3,208,000, net of income taxes, is included in the above stock-based compensation pro forma disclosure for the year ended December 31, 2005.

The weighted average assumptions used to value the option grants and the resulting average estimated values were as follows:

Expected life	5 years
Risk-free interest rate	4.1%
Dividend yield	1.7
Volatility	32.5

The average fair value of options granted in 2005 was $6.36.

(n) ***Recent Accounting Pronouncements***

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R, *Share Based Payment (SFAS 123R), an amendment of FASB Statement No. 123 (SFAS 123), Accounting for Stock-Based Compensation.* SFAS 123R focuses primarily on accounting for share-based payments for employee services. This statement requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of

the award. SFAS 123R requires measurement of fair value of employee stock options using an option pricing model that takes into account the awarded options' unique characteristics. SFAS 123R requires charging the recognized cost to expense over the period the employee provides services to earn the award (generally the vesting period for the award).

SFAS 123R's measurement requirements for employee stock options are similar to those of SFAS 123, which is the basis for the pro forma stock-based compensation disclosure contained in the preceding caption, *Stock-Based Compensation,* of this note. However, SFAS 123R requires:

- initial and ongoing estimates of the amount of shares that will vest – SFAS 123 provided entities the option of assuming that all shares would vest and then cumulatively adjusting compensation cost and expense as shares were forfeited
- adjusting the cost of a modified award with reference to the difference in the fair value of the modified award to the initial award at the date of modification of the award.

SFAS 123R also provides for the use of alternative models to determine compensation cost related to stock option grants. Adoption of SFAS 123R is not expected to have a significant impact on the financial position or earnings of the Company. The Company adopted the provisions of SFAS 123R effective January 1, 2006.

(3) Cash Segregated under Federal Regulations

Cash of $89,600,000 at December 31, 2005 has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

(4) Receivables from and Payables to Broker/Dealers and Clearing Organizations

The receivables from and payables to broker/dealers and clearing organizations at December 31, 2005 consist of the following:

	Receivables	Payables
	(Dollars in thousands)	
Deposits for securities borrowed/loaned	$ 4,740,886	—
Securities failed to deliver/receive	136,203	42,918
Receivables from/payables to clearing organizations	63,528	5,529
Margin deposited and open trade equity on commodity transactions	42,011	—
Unsettled trades, net	—	602,466
Other	5,431	1,804
	$ 4,988,059	652,717

Securities failed to deliver and failed to receive represent the contract value of securities that have not been delivered or received by the settlement date of the trade.

(5) Receivables from and Payables to Customers

Customer securities transactions are recorded on a settlement-date basis, which is generally one to three business days after the trade date, while the related revenues are recorded on a trade-date basis. Receivables from and payables to customers include amounts related to cash transactions. Securities owned by customers, including those that collateralize these transactions, are generally not reflected in the consolidated statement of financial condition.

(6) Trading Securities Owned and Trading Securities Sold, Not Yet Purchased

Trading securities owned, at fair value, including amounts pledged as collateral, and trading securities sold, not yet purchased, at fair value, consist of the following at December 31, 2005:

	Owned	Sold, not yet purchased
	(Dollars in thousands)	
Mortgage pass-through certificates	$ 6,553,463	911
Collateralized mortgage obligations	2,377,763	—
U.S. Treasury securities	1,037,749	1,985,219
Agency debt securities	429,726	176,726
Asset-backed securities	234,818	—
Derivative financial instruments	77,094	98,123
Other securities	18,869	8
	$ 10,729,482	2,260,987

The fair value of trading securities is generally based on quoted market prices. If quoted market prices are not available, fair value is determined in good faith by management based on other relevant factors including dealer price quotations, prices available for similar instruments, and valuation pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts. Judgment is required to determine the fair values of trading securities owned and the exercise of such judgment can impact the Company's earnings. Trading securities owned, at fair value, include securities that are not readily marketable with an estimated fair value of $18,532,000.

Collateral pledged, including deposits of $111,160,000 with clearing organizations to fulfill margin requirements, is included in trading securities owned and had a fair value of $668,189,000. Collateral pledged where the secured party does not have the right to sell or repledge such collateral is included in trading securities owned and had a fair value of $8,291,504,000 at December 31, 2005.

(7) Other Assets

Amounts included in other assets as of December 31, 2005 consist of following (dollars in thousands):

Accrued and purchased interest	$	63,431
Cash surrender value of Company-owned life insurance		53,751
Restricted investments		50,266
Prepaid expenses		2,673
Other		8,603
	$	178,724

The Company-owned life insurance policies and the restricted investments (which consist of mutual funds recorded at fair value) have been deposited in a rabbi trust created to fund a nonqualified pension plan. These assets may only be used to pay the obligations of the Company arising from that nonqualified pension plan; they are not available to meet the general obligations of the Company, except in the event of insolvency filing by CFC. The accrued liability associated with this nonqualified pension plan was $106,242,000 as of December 31, 2005 and is included in accounts payable and accrued liabilities in the consolidated statement of financial condition. See note 12.

(8) Bank Loans

The Company obtains short-term borrowings through unsecured bank loans. The interest rates on such short-term borrowings are generally based on the federal funds rate plus a margin determined at the time of the transactions. During the year ended December 31, 2005, the weighted average interest rate on bank loans was 2.90%. There were no such borrowings outstanding at December 31, 2005.

(9) Transactions with Affiliates

The Company receives fees from its affiliates for trading, underwriting transactions, and conduit management activities, which includes brokering and managing the acquisition, sale, or securitization of whole loans on behalf of an affiliate. The Company also provides underwriting services for an affiliate for which it does not receive a fee, and compensates an affiliate for arrangement of trades. For the year ended December 31, 2005, these fees consisted of the following (dollars in thousands):

Conduit management fees	$	211,575
Underwriting fees		158,715
Compensation paid for an arranger fee agreement		(5,381)

In addition, the Company earned $11,618,000 of net interest and $1,732,000 in net fees related to conduit management activities.

The Company reimburses affiliates, or is reimbursed by affiliates, for certain operating expenses. For the year ended December 31, 2005, these reimbursed expenses consisted of the following (dollars in thousands):

Communications and data processing	$	3,206
Occupancy and equipment		2,213
Employee benefit plans		2,081
Group insurance		2,180
Legal fees		1,650
Management fees paid to an affiliate		11,367
Management fees received from affiliates		(6,532)

Gains and losses arising from securities and underwriting transactions with affiliates are settled through the standard securities settlement process. Compensation for arranger fees is cash settled on a monthly basis. All other fees and expenses are charged or credited through the intercompany accounts.

The Company maintains intercompany payables and receivables with various affiliates to facilitate the reimbursement of fees and expenses. As of December 31, 2005, the intercompany payables amounted to $181,170,000, and the intercompany receivables amounted to $3,065,000. Interest is incurred or credited at the federal funds rate plus a margin of 0.25%. The net interest expense on this net payable was based upon a weighted average interest rate of 3.47% for the year. Net interest on the intercompany balances amounted to an expense of $5,507,000 for the year ended December 31, 2005.

Outstanding at December 31, 2005 with affiliates, at contractual amounts including accrued interest, were reverse repurchase agreements in the amount of $1,563,817,000. There were no repurchase agreements with affiliates outstanding at December 31, 2005. Net interest earned on these agreements was $87,785,000 for the year ended December 31, 2005. In addition, during the year ended December 31, 2005, the Company purchased $261,404,992,000 of trading securities from and sold $88,460,299,000 of trading securities to affiliates at prevailing market prices.

The Company has available, but did not draw against during the year ended December 31, 2005, $650,000,000 in subordination agreements with affiliates (note 13).

(10) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined in the rule, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined in the rule. At December 31, 2005, the Company's net capital was $472,939,000 and net capital in excess of the minimum required was $447,284,000. The rule prohibits the Company from withdrawing equity capital or making distributions to its stockholder (the Parent) if resulting net capital would be less than 5% of aggregate debits arising from customer-related receivables as computed in accordance with the rule.

(Continued)

(11) Employee Benefit Plans

Eligible full-time employees of the Company are covered under CFC's defined-benefit plans, including dental, medical, life insurance, dependent care, and others. A portion of the employee benefit plan expense is allocated to the Company based on the Company's employees' participation in these plans. The Company's expense related to these plans was $2,180,000 for the year ended December 31, 2005 (see note 9).

Eligible full-time employees of the Company are also covered under CFC's defined-benefit pension and tax-deferred savings and investment plans. A portion of the benefit plan expense is allocated to the Company based upon the percentage of the Company's salary expense to the total salary expense of CFC and its subsidiaries and based on the Company's employees' participation in these plans. The Company's expense related to these plans was $2,081,000 for the year ended December 31, 2005 (see note 9). Because the Company participates in these plans with other subsidiaries of CFC, an analysis setting forth the funded status at December 31, 2005 cannot be separately determined for the Company.

The Company has also established a nonqualified pension plan for certain key employees. The Company's expense related to this plan was $36,403,000 for the year ended December 31, 2005.

(12) Commitments and Contingencies

(a) *Underwriting*

In connection with the Company's underwriting activities, the Company had commitments to purchase and sell new issues of securities aggregating $44,930,000 at December 31, 2005.

(b) *Leases*

The Company occupies office space under leases that expire at various dates through 2016. Future minimum aggregate annual rentals payable under noncancelable leases are approximately as follows (dollars in thousands):

Year ending December 31:		
2006	$	1,927
2007		1,769
2008		1,131
2009		1,023
2010		984
Thereafter		3,950
	$	10,784

The various leases contain provisions for periodic escalations evolving from increased operating and other costs. Rental expense under these leases was $1,235,000 for 2005 and is included in other operating expenses in the consolidated statement of earnings.

(c) *Litigation*

The Company is a defendant in various legal proceedings involving matters generally incidental to its business. Although it is difficult to predict the ultimate outcome of these proceedings, management believes, based on discussions with counsel, that any ultimate liability will not materially affect the consolidated financial position, results of operations, or liquidity of the Company.

(13) Liabilities Subordinated to Claims of General Creditors

All borrowing lines under subordination agreements are with affiliates. The Company has total lines of credit from affiliates subject to subordination agreements of $650,000,000. These lines of credit were not utilized by the Company at any time during the year ended December 31, 2005.

(14) Financial Instruments

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts that approximate fair value or contracted amounts that approximate fair value. Assets which are recorded at contracted amounts approximating fair value consist largely of short-term secured receivables, including reverse repurchase agreements, securities borrowed, customer receivables, and certain other receivables. Similarly, the Company's short-term liabilities, such as bank loans, repurchase agreements, securities loaned, customer payables, and certain other payables are recorded at contract amounts approximating fair value. These instruments generally have variable interest rates and short-term maturities, in many cases overnight; therefore, their fair values are not materially affected by changes in interest rates.

The fair value of trading securities is generally based on quoted market prices. If quoted market prices are not available, fair value is determined in good faith by management based on other relevant factors including dealer price quotations, prices available for similar instruments, and valuation pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts.

Derivative financial instruments used for trading purposes, including hedges of trading instruments, are carried at market value or fair value. Market values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for over-the-counter derivative financial instruments, principally forward contracts of to-be-announced securities (TBAs), interest rate swaps, and options, are based on pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts. Factors taken into consideration include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments.

Derivatives used for economic hedging purposes include interest rate swaps, forwards, futures, purchased options, and options written. Unrealized gains or losses on these derivative contracts are recognized currently in the consolidated statement of earnings as trading gains and losses.

(Continued)

Fair values of forwards, swaps, and options contracts are recorded in trading securities owned or sold, not yet purchased, as appropriate. Open equity positions in futures transactions are recorded as receivables and payables from broker/dealers and clearing organizations.

The following table summarizes the notional amounts of these derivative contracts and fair values (carrying amounts) of the related assets and liabilities at December 31, 2005:

	Notional amount	Fair value receivables	Fair value (payables)
		(Dollars in thousands)	
Sale of forward contracts	$ 60,447,158	—	(189,467)
Purchase of forward contracts	47,849,781	144,933	—
Futures contracts	65,413,400	3,800	(5,634)
Options held	500,000	3	—
Options written	500,000	—	(1)

(15) Financial Instruments with Off-Balance-Sheet Risk

The Company enters into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include futures, exchange-traded and over-the-counter options, delayed deliveries, TBAs, securities purchased and securities sold on a when-issued basis (when-issued securities), and interest rate swaps. These derivative financial instruments are used to conduct trading activities and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to hedge other positions or transactions.

Futures, forwards, options, TBAs, and when-issued securities provide for the delayed delivery of the underlying instrument. Interest rate swaps involve the exchange of payments based on fixed or floating rates applied to notional amounts. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for forward contracts, TBAs, options, and when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest.

In addition, the Company has sold securities that it does not currently own and therefore will be obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated financial statements at December 31, 2005 at the fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2005.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and repurchase agreements. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

(16) Credit Risk

The Company is engaged in various trading activities with counterparties, primarily broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of nonperformance depends on the creditworthiness of the counterparty or issuer of the instrument. The Company has established credit policies applicable to making commitments involving financial instruments. Such policies include credit reviews, approvals, limits, and monitoring procedures. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains its cash balances, including cash segregated in compliance with federal regulations, in financial institutions. The balances with each of two financial institutions are insured by the Federal Deposit Insurance Corporation up to $100,000 and the balance in the other financial institution is not insured. As of December 31, 2005, uninsured amounts held at these financial institutions totaled $97,143,000. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

(17) Consolidated Subsidiary

The following is a summary of certain financial information of the Subsidiary (dollars in thousands):

		Countrywide Capital Markets Asia Ltd.
Total assets	$	10,564
Stockholder's equity		5,584
Net income		1,388

The $5,584,000 of stockholder's equity of the broker/dealer subsidiary is not included as capital in a consolidated computation of the Company's net capital, because the assets of the subsidiary are not readily available for the protection of the Company's customers, broker/dealers, and other creditors, as permitted by Rule 15c-3-1.

(18) Income Taxes

Components of the provision for income taxes before cumulative effect of change in accounting principle are presented below (dollars in thousands):

Current:		
Federal	$	112,450
State		33,266
Foreign		916
		146,632
Deferred:		
Federal		(6,767)
State		(2,696)
		(9,463)
Total income tax expense	$	137,169

The following is a reconciliation of the statutory federal income tax rate to the effective income tax rate as reflected in the consolidated statement of earnings:

Statutory federal income tax rate	35.00%
State income and franchise taxes, net of federal tax effect	5.84
Other (foreign)	0.10
Effective income tax rate	40.94%

The tax effects of temporary differences that gave rise to deferred income tax assets and liabilities are presented below (dollars in thousands):

Deferred income tax assets:		
Employee benefits	$	56,341
Other		2,384
		58,725
Deferred income tax liabilities:		
Depreciation and amortization		3,493
		3,493
Deferred income tax assets, net	$	55,232

Foreign pretax earnings approximated $2,304,000 in 2005.

(Continued)

(19) Guarantees

FASB Interpretation No. 45 (FIN 45), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

(a) Derivative Contracts

Certain derivative contracts that the Company has entered into meet the accounting definition of a guarantee under FIN 45. Derivatives that meet the FIN 45 definition of guarantees include certain written options and credit default swaps. Since the Company does not track the counterparties' purpose for entering into a derivative contract, it has disclosed derivative contracts that are likely to be used to protect against a change in an underlying financial instrument, regardless of their actual use.

The maximum potential payout for certain derivative contracts, such as written interest rate caps and written foreign currency options, cannot be estimated as increases in interest or foreign exchange rates in the future could possibly be unlimited. Therefore, in order to provide information regarding the maximum potential amount of future payments that the Company could be required to make under certain derivative contracts, the notional amount of the contracts has been disclosed.

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivative contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies, including, but not limited to, entering into offsetting economic hedge positions. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure.

(b) Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of transactions and may indemnify them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

(c) ***Exchange Member Guarantees***

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other nondefaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the consolidated financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

(d) ***Other Guarantees***

The Company may indemnify securities lending customers against losses incurred in the event that borrowers do not return securities and the collateral held is insufficient to cover the market value of the securities borrowed.

SUPPLEMENTARY INFORMATION

Schedule I

COUNTRYWIDE SECURITIES CORPORATION AND SUBSIDIARY
(A Wholly Owned Subsidiary of Countrywide Capital Markets, Inc.)

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2005

(Dollars in thousands)

Net capital:		
Stockholder's equity	$	1,054,432
Total capital and allowable subordinated liabilities		1,054,432
Deductions and/or charges:		
A. (1) Nonallowable assets:		
Receivables from brokers and dealers		4,852
Receivables from customers		45,604
Memberships in exchanges		686
Investments and receivables from affiliates		9,280
Furniture, equipment, and leasehold improvements, net		16,988
Other nonallowable assets		167,303
		244,713
(2) Additional charges on customers' securities accounts:		3,969
B. Aged fails to deliver		
Number of items – 78		1,526
C. Commodity futures contracts		61,139
D. Other deductions and/or charges		48,578
		359,925
Net capital before haircuts on security positions		694,507
Haircuts on securities (computed pursuant to Rule 15c3-1(c)(2)(vi)):		
Trading and investment securities:		
1. Contractual commitments		16,111
2. Bankers' acceptances, CDs, and commercial paper		5
3. U.S. and Canadian government obligations		83,086
4. Corporate obligations		30,848
5. Other securities		63,176
6. Undue concentration		9,810
7. Securities with no ready market		18,532
		221,568
Net capital	$	472,939
Net capital requirements/percentage:		
Minimum net capital requirement (2% aggregate debit items)	$	5,148
Excess reverse repurchase capital requirement		20,507
Net capital requirement (minimum requirement)		25,655
Excess net capital		447,284
Excess net capital greater than 5% of aggregate debits, including excess reverse repurchase requirement		439,562
Percentage, net capital to aggregate debit items		184%

There are no material differences between the above computation and the computation included with the Company's FOCUS Form X-17A-5 for the period ending December 31, 2005 filed on January 26, 2006.

See accompanying independent auditors' report.

Schedule II

COUNTRYWIDE SECURITIES CORPORATION AND SUBSIDIARY
(A Wholly Owned Subsidiary of Countrywide Capital Markets, Inc.)

Computation for Determination of Reserve Requirements under Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2005

(Dollars in thousands)

Credit balances:		
Free credit balances and other credit balances in customers' security accounts	$	115,412
Customers' securities failed to receive		5,716
Credit balances in firm accounts which are attributable to principal sales to customers		79,693
Market value of short securities and credits in all suspense accounts over 7 business days		1,472
Total credits		202,293
Debit balances:		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection		246,403
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		1,723
Failed to deliver of customers' securities not older than 30 calendar days		9,280
Aggregate debit items		257,406
Less 3% (for alternative method only)		(7,722)
Total Rule 15c3-3 debits		249,684
Excess of total debits over total credits	$	47,391
Amount held on deposit in "reserve" bank account including value of qualified securities at end of reporting period	$	89,600

There are no material differences between the above computation and the computation included with the Company's FOCUS II Form X-17A-5 for the period ending December 31, 2005 filed on January 26, 2006.

See accompanying independent auditors' report.

Schedule III

COUNTRYWIDE SECURITIES CORPORATION AND SUBSIDIARY

(A Wholly Owned Subsidiary of Countrywide Capital Markets, Inc.)

Information Relating to Possession or Control Requirements under Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2005

(Dollars in thousands)

Market valuation and number of items for:

	Value	Number
1. Customers' fully paid securities and excess margin securities not in respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	$ —	—
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	—	—

See accompanying independent auditors' report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission

The Board of Directors
Countrywide Securities Corporation:

In planning and performing our audit of the consolidated financial statements of Countrywide Securities Corporation and subsidiary (the Company), a wholly owned subsidiary of Countrywide Capital Markets, Inc., for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

- Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
- Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
- Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.